MANAGEMENT'S DISCUSSION & ANALYSIS

SEPTEMBER 30, 2023

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
QUARTER ENDED SEPTEMBER 30, 2023	TSX: SIL | NYSE American: SILV

This Management's Discussion and Analysis ("MD&A") is an overview of all material information about SilverCrest Metals Inc.'s (the "Company" or "SilverCrest") operations, liquidity, and capital resources for the three and nine months ended September 30, 2023. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2023 and 2022, and the related notes contained therein which have been prepared under International Accounting Standards 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). The following should also be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2022 and 2021, and the related notes contained therein which have been prepared under International Financial Reporting Standards as issued by IASB ("IFRS"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2022 (the "AIF"), is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov, and on the Company's website www.silvercrestmetals.com. Readers are cautioned that, unless included in this MD&A, information on the Company's website does not form part of this MD&A.

All amounts are stated in United States dollars ("US$"), and tabular amounts are stated in thousands of United States dollars except for per share amounts, unless otherwise indicated. References to "C$" are to the Canadian dollar and "MX$" are to the Mexican peso. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. The first, second, third, and fourth quarters of the Company's fiscal years ("FY") are referred to as "Q1", "Q2", "Q3", and "Q4", respectively, and the first and second half of the Company's fiscal years are referred to as "H1" and "H2", respectively. The following are other abbreviations used throughout this MD&A: Au (gold), Ag (silver), oz (ounces), all-in sustaining costs (AISC), gpt (grams per tonne), km (kilometres), and tpd (tonnes per day).

The effective date of this MD&A is November 8, 2023.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., and Chief Executive Officer of the Company, who is a 'Qualified Person' for the purpose of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

CAUTIONARY NOTE TO US INVESTORS

This MD&A includes Mineral Resource and Mineral Reserve Estimates classification terms that comply with reporting standards in Canada and the Mineral Resource and Mineral Reserve Estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource and Mineral Reserve Estimates information included in this MD&A may not be comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
QUARTER ENDED SEPTEMBER 30, 2023	TSX: SIL | NYSE American: SILV

FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future. In addition, these statements include, but are not limited to: the future price of commodities; the estimation of Mineral Resource and Mineral Reserve Estimates; the realization of Mineral Resource and Mineral Reserve Estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; the success of exploration and development activities and mining operations; future financings, the Company's share price and on the timing and completion of exploration programs, the productivity and timing of mine operation activities; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the development and advancement of the Company's environmental, social, and corporate governance strategy.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies. The Company has made assumptions based on many of these factors which include, without limitation: the Company's expectations of future performance, including gold and silver production and planned work programs; present and future business strategies; the environment in which the Company will operate in the future, including the price of gold and silver; currency exchange rates; estimates of capital and operating costs; production estimates; Mineral Resource and Mineral Reserve Estimates, and metallurgical recoveries; and mining operational and development risks. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: fluctuating prices and availability of commodities; price inflation of goods and services; the timing and content of work programs; interest rate risks; global market conditions; fluctuations in the Company's share prices; results of exploration activities; the interpretation of drilling results and other geological data; reliability of Mineral Resource and Reserve estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; the effects of climate change; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including the impact on operations of health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly MX$, C$, and US$); risks associated with taxation in multiple jurisdictions; uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; operational, health and safety risks; infrastructure risks; risks associated with costs of reclamation; development plans and costs differing materially from the Company's expectations; risks and uncertainties related to the timing of mine operation activities; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims, and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

The Company's forward-looking statements are based on beliefs, expectations, and opinions of management on the date the statements are made.  While the Company has attempted to identify important factors that could cause actual actions, events, or results to differ from those described in forward-looking statements, there may be factors that cause actions, events, or results not to be as anticipated, estimated, or intended.  The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
QUARTER ENDED SEPTEMBER 30, 2023	TSX: SIL | NYSE American: SILV

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
QUARTER ENDED SEPTEMBER 30, 2023	TSX: SIL | NYSE American: SILV

1.   DESCRIPTION OF BUSINESS

SilverCrest is a Canadian-based precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current Mineral Resource and Reserve Estimates, acquiring, discovering and developing high value precious metal projects, and ultimately operating multiple silver-gold mines in the Americas. The Company's principal focus is its Las Chispas Operation ("Las Chispas" or the "Las Chispas Operation"), in Sonora, Mexico.

The Company has a portfolio of four other mineral exploration properties in Sonora, Mexico. Further information regarding the business of SilverCrest, its operations and its mineral properties can be found in the most recent AIF and on the Company's website, www.silvercrestmetals.com; however, only items explicitly incorporated form part of this MD&A whereas items only referred to do not.

The silver equivalent ("AgEq") ratio used in this MD&A of 79.51:1 is based on the results of the Las Chispas Operation Technical Report dated September 5, 2023 with an effective date of July 19, 2023 (the "Report").

2.   HIGHLIGHTS

Q3, 2023 Highlights

● Recovered 15,700 ounces (“oz”) of gold and 1.49 million ounces of silver, or 2.74 million silver equivalent oz1.

● Sold a total of 14,500 oz of gold and 1.53 million oz of silver at average realized prices2 of $1,931 per oz gold and $23.41 per oz silver for a total of 2.68 million oz AgEq sold.

● Revenue of $63.8 million and cost of sales of $26.4 million, resulting in mine operating income of $37.5 million, which represents a 59% operating margin.

● Income of $29.9 million or $0.20 per share.

● Cash flow from operating activities before changes in non-cash working capital items of $40.9 million or $0.28 per share.

● Net free cash flow of $33.4 million or $0.23 per share

● Cash costs2 of $6.53 per oz AgEq sold and AISC2 of $12.23 per oz AgEq sold are below the low end of H2, 2023 guidance primarily due to higher sales volumes, higher proportion of long hole stopes, and lower capital spend than planned.

● $7.1 million spent under active Normal Course Issuer Bid (“NCIB”) in only 7.5 weeks, representing 20% of the allowable 7.4 million common share limit.

● Ended the quarter debt free with treasury assets2 totaling $81.7 million (cash of $70.0 million and gold and silver bullion of $11.7 million).

1 Silver Equivalent is based on an Ag:Au ratio of 79.51:1 calculated using $1,650/oz Au and $21/oz Ag, with average metallurgical recoveries of 97.9% Au and 96.7% Ag and 99.9% payable for both Au and Ag.

2 Average realized prices, net free cash flow, net cash, treasury assets, cash costs and cash costs per AgEq ounce sold, AISC, and AISC per ounce sold are non-IFRS financial measures. Non-IFRS financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. Please refer to the "NON-IFRS FINANCIAL MEASURES" section of this MD&A for additional information.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
QUARTER ENDED SEPTEMBER 30, 2023	TSX: SIL | NYSE American: SILV

Q3, 2023 Highlights Summary

Operational Highlights
	Unit	Q3, 2023	Q2, 2023	YTD, 2023
Ore mined	tonnes	83,800	74,400	222,300
Ore milled(A)	tonnes	114,500	107,900	326,900
Average daily mill throughput	tpd	1,245	1,186	1,197

Gold (Au)
Average processed grade	gpt	4.35	4.84	4.42
Process Recovery	%	98.3	98.4	98.1
Recovered	oz	15,700	16,500	45,600
Sold	oz	14,500	13,400	42,100
Average realized price(B)	$/oz	1,931	1,991	1,933

Silver (Ag)
Average processed grade	gpt	413	449	427
Process Recovery	%	98.1	97.9	96.1
Recovered	million oz	1.49	1.53	4.31
Sold	million oz	1.53	1.45	4.34
Average realized price(B)	$/oz	23.41	24.36	23.60

Silver equivalent (AgEq)
Recovered	million oz	2.74	2.84	7.93
Sold	million oz	2.68	2.52	7.69
Financial Highlights
	Unit	Q3, 2023	Q2, 2023	YTD, 2023
Revenue	$ millions	63.8	62.0	183.8
Cost of sales	$ millions	(26.4)	(23.7)	(72.5)
Mine operating income	$ millions	37.5	38.3	111.4
Income for the period	$ millions	29.9	23.7	80.8
Income per share - basic	$/share	0.20	0.16	0.55
Cash flow from operating activities before changes in non-cash working capital items	$ millions	40.9	40.5	116.9
Net free cash flow(B)(C)	$ millions	33.4	40.7	95.9
Cash costs(B)	$/oz AgEq sold	6.53	7.39	6.81
AISC(B)	$/oz AgEq sold	12.23	12.70	11.97
	Unit	September 30, 2023	June 30, 2023
Cash and cash equivalents	$ millions	70.0	53.4
Bullion	$ millions	11.7	5.6
Treasury assets(B)	$ millions	81.7	59.0
Net cash	$ millions	70.0	53.4

(A) Ore milled includes material from stockpiles and ore mined.

(B) Average realized prices, net free cash flow, net cash, treasury assets, cash costs and cash costs per AgEq ounce sold, AISC, and AISC per ounce sold are non-IFRS financial measures. Non-IFRS financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. Please refer to the "NON-IFRS FINANCIAL MEASURES" section of this MD&A for additional information.

(C) Net free cash flow for Q2, 2023 has been revised from the previously reported amount of $43.7 million to $40.7 million. Please see non-IFRS section below for more details.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
QUARTER ENDED SEPTEMBER 30, 2023	TSX: SIL | NYSE American: SILV

3.   DISCUSSION OF LAS CHISPAS OPERATIONS

Underground

Mining rates in Q3, 2023 increased by 11% from Q2, 2023, averaging 911 tpd. The increase was driven by a combination of more long hole stopes being available in cycle than planned and higher localized dilution in the Babicanora Main Vein. It is expected that mining rates in Q4, 2023 will be in the range of 800 to 900 tpd, which is in line with the ramp-up estimate outlined in the Updated Technical Report.

Underground mining contract negotiations continued during the quarter and are targeted to conclude in Q4, 2023, for implementation in H1, 2024.

Processing Plant

Average daily mill throughput increased to 1,245 tpd, above plan for the quarter. It was anticipated that the processing plant may have lower availability in the quarter due to seasonal conditions impacting the power supply, however, this did not materialize allowing for higher average mill throughput than planned. As planned, average processed gold and silver grades declined slightly (10% and 8% respectively) from Q2, 2023.

Financial Position

As of September 30, 2023, the Company had a treasury assets balance of $81.7 million, consisting of $70.0 million in cash and $11.7 million of bullion held at market value at the end of the quarter. The Company remains debt free with access to an undrawn revolving facility of $70.0 million.

During the quarter, $2.7 million in IVA was collected for a total of $16.0 million collected year-to-date. The timing of future IVA collection is uncertain and, as a result, can fluctuate in both size and pace.

Revenue

During Q3, 2023, the Company sold a total of 14,500 oz of gold and 1.53 million oz of silver, at average realized prices of $1,931 per oz gold and $23.41 per oz silver, generating revenue of $63.8 million (Q2, 2023 - $62.0 million). The 3% increase in revenue over Q2, 2023 was primarily attributed to higher sales volume. Total precious metal sales for the first nine months of 2023 of 7.69 million oz AgEq compares favourably to SilverCrest's 2023 guidance of 9.8 to 10.2 million oz AgEq sold.

Costs

In the third quarter, total cost of sales was $26.4 million (Q2, 2023 - $23.7 million), an increase of 11% over Q2, 2023. This increase was primarily due to increased metal sales and the expected increase over time of the weighted average cost per silver equivalent ounce released from ore stockpiles.

During the quarter, cash costs averaged $6.53 per oz AgEq sold. This compares to cash costs of $7.39 per oz AgEq sold in Q2, 2023 and H2, 2023 cash cost guidance of $7.00 to $8.50 per oz AgEq sold. Cash costs decreased due to higher sales volume, higher proportion of long hole stopes, and lower development unit rates.

Corporate Level AISC which aligns with the World Gold Council definition of AISC averaged $12.23 per oz AgEq sold, compared to $12.70 per oz AgEq in Q2, 2023 and H2, 2023 guidance of $13.75 to $15.50 per oz AgEq sold. AISC decreased from Q2, 2023 due to higher sales volume, decreased cash costs and lower capital spending than planned. Capital spending was below plan due to timing of procurement and scope change.

Income

Income for Q3, 2023 was $29.9 million compared to $23.7 million in Q2, 2023, primarily driven by increased revenue from higher volumes and lower unrealized foreign exchange losses.

Year to date income has benefited from the application of net operating losses (tax loss carryforwards) of $71.0 million, which were fully utilized in Q3, 2023. The Company anticipates accruing for income taxes in Q4, 2023 with income going forward subject to Mexico's corporate tax rate of 30%. Payment of the 2023 income taxes, together with Extraordinary and Special Mining Duties, will be due and paid in Q1, 2024. In 2024 and beyond, the Company expects to make quarterly income tax installments and annual payments for the Extraordinary and Special Mining Duties in the first quarter following the year end.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
QUARTER ENDED SEPTEMBER 30, 2023	TSX: SIL | NYSE American: SILV

During Q3, 2023, the Company changed the functional currency of its parent entity from C$ to US$. The Company determined that the US$ better represents the primary economic environment in which the parent entity operates. This change has been accounted for prospectively, which means starting Q3, 2023, the parent entity's functional currency is now the same as the presentation currency of US$ and there is no longer a need to record exchange gain and losses to foreign currency translation reserve as of July 1, 2023.

Sustaining Capital Expenditure

During Q3, 2023, sustaining capital expenditure of $9.8 million was a decrease from Q2, 2023 of $0.3 million and below plan for the quarter. The majority of the decrease from plan can be attributed to delays in procuring key underground materials as well as some slight changes to scope. During the quarter a surface mobile maintenance facility was constructed by SilverCrest to address ongoing mobile maintenance challenges encountered by its underground contractor. The construction of the facility is part of a work plan to improve equipment availability, which is expected to take some time to improve.

The Company anticipates its capital spending at Las Chispas to increase in Q4, 2023 relative to Q3, 2023 and remain within 2023 AISC guidance.

Exploration Update

During the quarter, 14,183 metres of exploration drilling was completed at Las Chispas, with 83% of the metres focused on infill drilling of Inferred Resources (see Updated Technical Report) for conversion to Indicated Resources and ultimately consideration for reserve conversion. The remaining drilling (2,455 metres) was for new vein targets. The exploration budget remains $10 million from Q3, 2023 through the end of Q1, 2024. In Q3, 2023, the Company spent $2.8 million on exploration at Las Chispas.

ESG

In September 2023 the Company signed a collaboration agreement with Comisión Estatal del Agua (CEA) and the municipality of Arizpe to work on agriculture infrastructure, sewage system and water concessions for agricultural use for the local communities, a positive step in the Company's water stewardship plan. This agreement advances continued efforts to help the local communities secure state and federal funding for water related infrastructure to protect livelihoods and create long-term economic resilience.

Subsequent to the end of the quarter, the Company was awarded two recognitions from the Confederation of Industrial Chambers of the United Mexican States (CONCAMIN) in the areas of Outstanding Practices in the Industry and Ethics and Values.

Guidance

SilverCrest's 2023 production and cost guidance remains unchanged. The Company remains on track to achieve 9.8 to 10.2 million ounces sold for 2023 at average all in sustaining costs within the expected range of $12.75 to $13.75 per oz AgEq sold.

4.   SUMMARY OF QUARTERLY RESULTS

The following table sets out information, derived from the Company's unaudited condensed consolidated interim financial statements prepared in accordance with IAS 34 "Interim Financial Reporting" as issued by the IASB, for each of the eight most recently completed financial quarters:

	Q3, 2023 Sep 30, 2023	Q2, 2023 Jun 30, 2023	Q1, 2023 Mar 31, 2023	Q4, 2022 Dec 31, 2022
	$ 000’s, Except Per Share Amounts
Revenue	$63,828	$61,999	$57,983	$40,791
Income for the period	$29,936	$23,702	$27,165	$5,231
Income per common share – basic	$0.20	$0.16	$0.18	$0.03
Income per common share – diluted	$0.20	$0.16	$0.18	$0.04

	Q3, 2022 Sep 30, 2022	Q2, 2022 Jun 30, 2022	Q1, 2022 Mar 31, 2022	Q4, 2021 Dec 31, 2021
	$ 000’s, Except Per Share Amounts
Revenue	$2,719	$-	$-	$-
Income (loss) for the period	$25,212	$9,605	$(8,747)	$(7,949)
Income (loss) per common share – basic	$0.17	$0.07	$(0.06)	$(0.06)
Income (loss) per common share – diluted	$0.17	$0.06	$(0.06)	$(0.06)

The Company started commissioning the Las Chispas process plant during Q2, 2022 and had its first precious metal sales during Q3, 2022. The ramp-up of the process plant operation continued in Q3, 2022 and commercial production was achieved in Q4, 2022. Q1, 2023 was the Company's first full quarter of production.

The primary driver of income between Q4, 2022 to Q3, 2023 was revenue on sales from operations. The primary driver of variances in income between Q4, 2021 and Q3, 2022 was due to foreign exchange gains and losses. These primarily arose on holding foreign currency denominated cash and cash equivalents and translation of foreign currency denominated balances.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
QUARTER ENDED SEPTEMBER 30, 2023	TSX: SIL | NYSE American: SILV

5.   RESULTS OF OPERATIONS

During Q3, 2023, income was $29.9 million, compared to $25.2 million for Q3, 2022. The significant variations between these periods, ranked from largest to smallest, included:

	Three months ending September 30,
	2023	2022	Variance
	$ 000's	$ 000's	$ 000's	Variance explanation
Revenue	$63,828	$2,719	$61,109	The Company had its first metal sales during Q3, 2022 which totaled 140,300 Ag oz sold compared to 14,500 Au oz and 1.5 million Ag oz sold during Q3, 2023. The Company declared commercial production effective November 1, 2022.
Foreign exchange (loss) gain	$(355)	$25,681	$(26,036)	During Q3, 2022, the value of US$ increased, relative to C$ which resulted in realized foreign exchange gains in the parent entity, which had a functional currency of C$ at the time, as it held $76.3 million in US$ denominated cash and cash equivalents at September 30, 2022. During Q3, 2022, the Company recognized unrealized foreign exchange gains resulting from the translation of intercompany balances between the parent entity and its subsidiaries. This was due to the relative appreciation in the value of MX$ to C$ during Q3, 2022. Effective July 1, 2023, the Company determined the parent entity's functional currency had changed from C$ to US$ which resulted in reduced foreign exchange impacts during Q3, 2023.
Cost of sales	$(26,368)	$(795)	$(25,573)	As mentioned previously regarding revenue, Q3, 2023 saw a significant increase in sales volumes compared to Q3, 2022 (increased production). The underground mine remains in a planned ramp-up phase, and the processing plant is currently fed with a mix of ore from stockpiles and run-of-mine. Stockpile inventory that was recorded as cost of sales included ore that was mined prior to the development phase and had previously been expensed as exploration and evaluation expenditures. This lowered the weighted average cost of stockpile inventory in Q3, 2023 and 2022. As a result, the cost of sales are lower than anticipated for steady-state operating costs, and this trend is expected to continue until these stockpiles have been fully processed.
Interest and finance expense	$(3,502)	$(65)	$(3,437)	During Q3, 2023, there was a $3.2 million non-refundable IVA charge incurred in connection with intercompany tax planning. This charge was offset against value-added taxes receivable.
Income tax expense	$(1,291)	$-	$(1,291)	During Q3, 2023, the Company recorded a $2.7 million provision for the 7.5% special mining duty which was estimated to be payable to the Mexican government on gold and silver sales. A portion of this expense was offset by deferred income tax recovery. Corporate taxes from 2023 will be payable in Q1, 2024.
General and administrative expenses	$(2,772)	$(1,492)	$(1,280)	Since the beginning of 2023, the Company began to accrue annual bonuses monthly, which resulted in a comparatively higher expense during Q3, 2023. In addition, after entering commercial production on November 1, 2022, certain remuneration and administrative costs were allocated to general and administrative expenses.
Exploration and evaluation expenditures	$(250)	$(1,280)	$1,030	During Q3, 2023, the Company concentrated its efforts on permitting, access agreements, mapping, and sampling within the unexplored areas of El Picacho for target generation. This contrasts with the same quarter in the previous year, where drilling activities at Picacho spanned 5.5 km and incurred drilling costs of $0.6 million. Consequently, the year-over-year expenditures for Q3, 2023 decreased due to the absence of drilling.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
QUARTER ENDED SEPTEMBER 30, 2023	TSX: SIL | NYSE American: SILV

During the nine months ended September 30, 2023, income was $80.8 million, compared to $26.1 million for the nine months ended September 30, 2022. The significant variations between these periods, ranked from largest to smallest, included:

	Nine months ending September 30,
	2023	2022	Variance
	$ 000's	$ 000's	$ 000's	Variance explanation
Revenue	$183,810	$2,719	$181,091	The Company had its first metal sales during Q3, 2022 which totaled 140,300 Ag oz sold compared to 42,100 Au oz and 4.3 million Ag oz sold during the nine months ended September 30, 2023. The Company declared commercial production effective November 1, 2022.
Cost of sales	$(72,451)	$(795)	$(71,656)	As mentioned previously regarding revenue, the nine months ended September 30, 2023 saw a significant increase in sales volumes compared to the nine months ended September 30, 2022 (increased production). The underground mine remains in a planned ramp-up phase, and the processing plant is currently fed with a mix of ore from stockpiles and run-of-mine. Stockpile inventory that was recorded as cost of sales included ore that was mined prior to the development phase and had previously been expensed as exploration and evaluation expenditures. This lowered the weighted average cost of stockpile inventory in the nine months ended September 30, 2023 and 2022. As a result, the cost of sales are lower than anticipated steady-state operating costs, and this trend is expected to continue until these stockpiles have been fully processed.
Foreign exchange (loss) gain	$(7,877)	$32,406	$(40,283)	During the nine months ended September 30, 2023, the Company recognized unrealized foreign exchange losses resulting from translating foreign currency balances denominated in currencies other than US$. During the nine months ended September 30, 2022, both the US$ and MX$ appreciated relative to the C$ which resulted in unrealized foreign currency gains in the parent entity as its functional currency was C$, at the time.
Income tax (expense) recovery	$(9,878)	$57	$(9,935)	During the nine months ended September 30, 2023, the Company recognized deferred income tax due to unrealized foreign exchange gains on intercompany loan balances. With the initiation of cash repatriation from operations in Mexico to Canada, the likelihood of realizing these foreign exchange gains has increased. During the nine months ended September 30, 2023, the Company also recorded a $7.9 million provision related to the 7.5% special mining duty which was estimated to be payable to the Mexican government on gold and silver sales. Corporate taxes from 2023 will be due and paid in Q1, 2024.
Interest and finance expense	$(5,539)	$(192)	$(5,347)	The Company declared commercial production effective November 1, 2022, and accordingly, began to expense interest costs on debt in the consolidated statement of income and comprehensive income (loss); debt interest costs were previously capitalized during the development stage. During Q3, 2023, there was a $3.2 million non-refundable IVA charge incurred in connection with intercompany tax planning. This charge was offset against value-added taxes receivable.
Exploration and evaluation expenditures	$(627)	$(4,669)	$4,042	During the nine months ended September 30, 2023, the Company concentrated its efforts on permitting, access agreements, mapping, and sampling within the unexplored areas of El Picacho for target generation. This contrasts with the same nine month period of the previous year, where drilling activities at Picacho spanned 26.2 km and incurred drilling costs of $2.4 million. Consequently, the year-over-year expenditures for the nine months ended September 30, 2023 decreased due to the absence of drilling.
General and administrative expenses	$(8,630)	$(4,664)	$(3,966)	Since the beginning of 2023, the Company began to accrue annual bonuses monthly, which resulted in a comparatively higher expense. In addition, after entering commercial production on November 1, 2022, certain remuneration and administrative costs were allocated to general and administrative expenses.

6.   LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

Prior to announcing commercial production in Q4, 2022, the Company had primarily financed its activities through the issuance of common shares and debt. During the three and nine months ended September 30, 2023, the Company generated $63.8 million and $183.8 million in revenue, respectively from its Las Chispas Operation.

Assets

At September 30, 2023, the Company held $70.0 million (December 31, 2022 - $50.8 million) as cash and cash equivalents. The primary factors that contributed to the increase in cash and cash equivalents from December 31, 2022 to September 30, 2023 include:

● $121.0 million (nine months ended September 30, 2022 - $25.1 million used in) provided by operating activities primarily due to income generated from mining operations at Las Chispas offset by the payment of accounts payable, in the normal course of business, as well as;

● $58.6 million (nine months ended September 30, 2022 - $4.7 million) used in financing activities primarily for the early repayment of debt (see "6. Liquidity and Capital Resources Outlook - Liabilities") and the repurchase and cancellation of common shares (for further details on repurchase and cancellation of common shares, please refer to note 15 of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2023); and

● $43.2 million (nine months ended September 30, 2022 - $50.3 million) used in investing activities primarily for sustaining capital investments at the Las Chispas Operation and bullion purchases, partially offset by interest income received.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
QUARTER ENDED SEPTEMBER 30, 2023	TSX: SIL | NYSE American: SILV

As of September 30, 2023, bullion totaled $11.7 million (December 31, 2022 - $Nil), which consisted of gold and silver bars purchased from a bullion bank to hold as treasury assets in accordance with the Company's liquidity management policy. The bullion is held in storage with The Bank of Montreal in Canada. For further details on bullion, please refer to note 3 of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.

As of September 30, 2023, inventories totaled $46.5 million (December 31, 2022 - $40.2 million), which consisted of stockpiled ore, work-in-process, finished goods, and material and supplies. The Company did not hold any non-current inventories.

As of September 30, 2023, value-added taxes receivable decreased to $27.5 million (December 31, 2022 - $31.4 million), which consisted primarily of IVA of $27.4 million (December 31, 2022 - $31.4 million) that the Company has paid and is due to be recovered. The Company believes the balance is fully recoverable and has not provided an allowance. As the Company is uncertain of the timing of the recovery of IVA, it has recorded $16.4 million, being the portion of the receivable that it estimates will be received within the next 12 months, as current and the remaining $11.0 million receivable as non-current. The Company received aggregate IVA refunds of $16.0 million during nine months ended September 30, 2023 (first nine months of 2022 - $8.5 million).

As of September 30, 2023, mineral property, plant, and equipment increased to $241.1 million (December 31, 2022 - $228.1 million) as total additions of $34.4 million exceeded depreciation and depletion of $21.1 million. Additions were primarily related to sustaining capital investments at the Las Chispas Operation.

Liabilities

As of September 30, 2023, accounts payable and accrued liabilities amounted to $17.3 million (December 31, 2022 - $17.7 million) and was comprised primarily of various contractual obligations arising in the normal course of business, including the fair value of share units issued and outstanding. For further details on accounts payable and accrued liabilities, please refer to note 6 of the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.

As of September 30, 2023, tax liabilities were $12.5 million (December 31, 2022 - $5.7 million) which were mainly withholding taxes to be paid upon the payment of interest on intercompany loans and 7.5% special mining duty.

As of September 30, 2023, the Company had fully repaid its $50.0 million term loan. Its undrawn $70.0 million revolving credit facility remains available until November 27, 2026 and is available for general corporate purposes.

As of September 30, 2023, the reclamation and closure provision increased to $5.6 million (December 31, 2022 - $4.6 million), which is the present value of estimated future net cash outflows to rehabilitate the Las Chispas Operation for currently existing disturbances. The undiscounted value of the reclamation and closure provision is estimated to be $12.5 million (December 31, 2022 - $11.2 million). The undiscounted value of the reclamation and closure provision as of September 30, 2023 is based on a cost estimate of $8.7 million, an increase of $1.9 million from the closure costs discussed in the Report. The increase was driven by changes in foreign exchange rate assumptions and additions in closure plans not included in the conceptual closure plan of the Report. An inflation rate of 4.5% per annum was applied to arrive at the estimated future value of the provision. Most of the expenditures are expected to occur in 2030 and 2032.

Liquidity outlook and risks

The Company began generating revenue during Q3, 2022 with the startup and commissioning of the Las Chispas Operation and declared commercial production during Q4, 2022. Management believes its liquidity as at the date of this MD&A together with future revenues, and continued access to its undrawn $70.0 million revolving credit facility will be sufficient to fund its operating activities and provide general corporate purpose needs beyond the next 12 months. The Company's financial condition is dependent on its ability to operate Las Chispas. To facilitate the management of its capital requirements, the Company prepares annual expenditure budgets, which are revised periodically based on projected production and the results of its exploration and operational activities, availability of financing, and industry conditions. For discussion of the Company's outlook on production and costs for the remainder of the year, refer to the Guidance section above.

The impact of inflation on the Company's financial position and operating performance over the next 12 months cannot be determined with any degree of certainty due to a number of factors outside of the Company's control. The Company attempts to mitigate inflationary risks through various strategies including, but not limited to, continuous balance sheet management.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
QUARTER ENDED SEPTEMBER 30, 2023	TSX: SIL | NYSE American: SILV

Commitments and contractual obligations

The Company occasionally will enter certain long-term leases as a lessee. Where they are not considered low value leases, the Company will recognize an asset and a liability in its consolidated statement of financial position.  As at September 30, 2023, the Company had total lease liabilities of $0.3 million (December 31, 2022 - $0.4 million) of which $0.1 million (December 31, 2022 - $0.1 million) was a current liability.

The Company has certain 20-year lease agreements relating to the lease of surface rights so that the Company can pass over areas of land to access both its Las Chispas and Picacho properties. Annual surface right payments total $0.4 million.

The Company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual cash flows of the Company's financial liabilities and contractual obligations shown in contractual undiscounted cash flows, at September 30, 2023:

	Less than 1 year	Between 1 - 3 years	Between 4 - 5 years	After
				5 years	Total
	$ 000's	$ 000's	$ 000's	$ 000's	$ 000's
Accounts payable and accrued liabilities	$17,296	$-	$-	$-	$17,296
Tax liabilities	12,474	-	-	-	12,474
Purchase obligation	58	-	-	-	58
Lease liabilities	71	138	87	93	389
Reclamation and closure provision(1)	-	-	-	12,499	12,499
TOTAL	$29,899	$138	$87	$12,592	$42,716

(1) Estimated undiscounted cash flows.

7.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. The carrying value of accounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short periods until settlement. The Company's accounts payable and accrued liabilities related to deferred share units ("DSUs"), restricted share units ("RSUs") and performance share units ("PSUs") are measured using level 2 inputs. The Company also recorded a derivative liability on its call options in accounts payable and accrued liabilities and this derivative liability is measured using level 2 inputs. The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity, foreign currency, credit, commodity price, and interest rate risks. Where material, these risks are reviewed and monitored by the Board of Directors. Foreign currency risk is described below, and for further details on these risks, please refer to note 17 of the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.

Foreign currency risk

The Company operates in Canada and Mexico and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity and the Company's subsidiaries is US$ and therefore the Company is exposed to foreign currency risk from financial instruments denominated in currencies other than US$. In addition to the financial instruments identified in accordance with IFRS 9 - Financial Instruments as summarized in the table below, the Company holds value added taxes receivable which are denominated in MX$ which are subject to foreign currency fluctuations.

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	C$	MX$	Total
	$ 000's	$ 000's	$ 000's
September 30, 2023
Cash and cash equivalents	$9,212	$306	$9,518
Accounts receivable	(14)	14	-
Value-added taxes receivable	47	27,420	27,467
Total financial assets	9,245	27,740	36,985
Less: accounts payable and accrued liabilities	(4,937)	(5,021)	(9,958)
Net financial assets	$4,308	$22,719	$27,027

The Company is primarily exposed to fluctuations in the value of US$ against C$ and US$ against MX$. With all other variables held constant, a 1% change in US$ against C$ and US$ against MX$ would result in the following impact on the Company's net income for the year:

September 30, 2023
$ 000's
US$/C$ exchange rate - increase/decrease 1%	$43
US$/MX$ exchange rate - increase/decrease 1%	$227

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
QUARTER ENDED SEPTEMBER 30, 2023	TSX: SIL | NYSE American: SILV

Precious metal price risk

The Company is exposed to price risk on precious metals that impact the valuation of the Company's derivative positions, comprised of gold and silver call options written and put options purchased, which have a direct and immediate impact on the value of certain financial assets, financial liabilities, and net earnings. These options give rise to a derivative liability, and all derivative liabilities are included in accounts payable and accrued liabilities. The prices of precious metals are volatile and affected by many factors beyond the Company's control, and there can be no assurance that commodity prices will not be subject to wide fluctuations in the future. A substantial or extended change in commodity prices could have an adverse effect on the Company's financial position, income, and cash flows.

8.   RELATED PARTY TRANSACTIONS

Professional fees

The Company had the following transactions with Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner.

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
	$ 000's	$ 000's
Professional fees - expense	$129	$82

	September 30, 2023	December 31, 2022
	$ 000's	$ 000's
Payable to Koffman Kalef LLP	$7	$12

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and comprise the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
	$ 000's	$ 000's
Salaries, short-term incentives, management fees, and directors' fees (1)	$2,479	$1,160
Share-based compensation(2)	$647	$793
	$3,126	$1,953

(1)  Salaries, short-term incentives, management fees, and directors' fees include remuneration and short-term benefits paid to the President, CFO, COO, and directors. The management fees were paid to a company controlled by the CEO.

(2)  Share-based compensation includes amounts recorded for stock options, DSUs, RSUs, and PSUs. Please see note 15 of the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2023 for further details.

Other transactions

  The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers (N. Eric Fier, Bernard Poznanski, and Graham Thody), whereby the Company shares salaries, administrative services, and other expenses. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days.
	Nine months ended September 30, 2023	Nine months ended September 30, 2022
	$ 000's	$ 000's
Costs allocated to Goldsource	$40	$53

	September 30, 2023	December 31, 2022
	$ 000's	$ 000's
(Payable to) receivable from Goldsource	$(14)	$19

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
QUARTER ENDED SEPTEMBER 30, 2023	TSX: SIL | NYSE American: SILV

9.   OUTSTANDING SHARE CAPITAL

As of November 8, 2023, the Company had the following common shares, options and share units issued and outstanding:

Security	C$ per share	Expiry	Issued and Outstanding
Common Shares			145,808,364
Options(1)	C$3.24 - C$12.63	Dec 14, 2023 - Dec 16, 2027	5,365,450
DSUs, RSUs and PSUs(1)(2)			488,374
Fully Diluted			151,662,188

(1) Each option is convertible or exchangeable into one common share of the Company. The Board of Directors may elect one or any combination of the following settlement methods for the settlement of DSUs, RSUs and PSUs: issuing shares from treasury, causing a broker to purchase shares on the TSX; and/or paying cash. Where settlement through shares is chosen, each DSU, RSU and PSU is convertible or exchangeable into one common share of the Company.

(2) This excludes 132,000 DSUs that were outstanding at September 30, 2023, as they are to be settled in cash.

Under SilverCrest's NCIB program, expiring August 13, 2024, 5,858,663 common shares remain available to purchase.

10.  OFF-BALANCE SHEET ARRANGEMENTS

As of September 30, 2023, the Company had no off-balance sheet arrangements.

11.  CHANGES IN ACCOUNTING POLICIES

During the nine months ended September 30, 2023, the Company adopted an accounting policy relating to its bullion holdings. Bullion is initially recorded at cost on acquisition and subsequently measured at fair value at the end of each reporting period. Changes in the fair value are recognized in the period the changes occur. These changes are recorded to interest and investment income in the consolidated statements of income and comprehensive income (loss). See note 3 of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2023 for further details.

During the nine months ended September 30, 2023, the Company adopted the IASB published amendments to IAS 12 - Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction. The Company concluded that the adoption of the amendments had no significant impact on its interim condensed consolidated financial statements.

12.  RISK FACTORS

Besides the risks discussed elsewhere in this MD&A, there are other risks and uncertainties that have affected the Company's financial statements or that may affect them in the future. See "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2022 for other risks affecting or that could potentially affect the Company.

● Activities of the Company may be impacted by public health crises;

● The Company's exploration, development, and mining activities are subject to foreign currency exchange fluctuations which could result in foreign exchange losses;

● Precious metal prices and the fair value of bullion held are subject to wide fluctuations;

● The Company is subject to assessment by taxation authorities in multiple jurisdictions that arise in the ordinary course of business;

● Interest rate and inflation risks;

● Economic conditions for mining; and

● The Company may not be successful in maintaining internal control over financial reporting.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
QUARTER ENDED SEPTEMBER 30, 2023	TSX: SIL | NYSE American: SILV

13.  CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year. These judgments and estimates are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in note 3 to the audited consolidated financial statements for the year ended December 31, 2022. Management has made the following critical estimates and judgments:

Recoverable value of and impairment of non-current assets

Management must determine whether or not indicators of impairment are present and when indicators of impairment are present, estimate the recoverable value of the Company's non-current assets.

Functional currency

The functional currency for an entity is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of the parent entity and its subsidiaries to be US$. Previously, the functional currency of the parent entity was C$ but effective July 1, 2023, the Company determined it was US$. Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Mineral Reserve Estimate and the Life of Mine plan

The Company estimates its Mineral Reserve Estimate in accordance with the requirements of National Instrument 43-101. Estimates of the quantities of the Mineral Reserve Estimate form the basis for the Company's life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental reclamation provision.

Share-based payments

The Company uses the Black-Scholes model to value share-based payments related to stock options. The option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty.

Collectability and classification of IVA recoverable

IVA recoverable is collectible from the government of Mexico. The collection of IVA is subject to a complex application and collection process and therefore, there is risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification as a current or non-current asset associated with IVA recoverable.

Inventories valuation and cost

The measurement of inventories, including the determination of its net realizable market value ("NRV"), especially as it relates to metal processing inventory involves the use of estimates.

Las Chispas has mineral stockpiles that are valued at the lower of weighted average cost and NRV. This is the same for work-in-process and finished goods. NRV is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell, discounted where applicable. In determining the value of these stockpiles, the Company makes estimates of tonnages, grades, and the recoverability of ore in these stockpiles to estimate its value. Changes in these estimates can result in a change in carrying amounts of inventory, which could result in charges to cost of sales. The determination of forecast sales prices, recovery rates, grade, assumed contained metal in stockpiles, work-in-process and processing and selling costs all requires significant assumptions that impact the carrying value of inventories.

The cost of inventories include:

● Mining costs incurred in production such as labour, material costs, and depreciation and depletion;

● Mining overhead is allocated to inventory based on a monthly allocation prepared by the Company; and

● Indirect and plant costs that are attributed to mining production.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
QUARTER ENDED SEPTEMBER 30, 2023	TSX: SIL | NYSE American: SILV

Estimate of reclamation and closure cost provision

The Company's provision for reclamation and closure costs represents management's best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, the timing of the cash flows associated with the future costs, inflation, and movements in foreign exchange rates when liabilities are anticipated to be settled in a currency other than US$. Cost estimates can vary in response to many factors including changes to the relevant legal requirements, whether closure plans achieve intended reclamation goals, the emergence of new restoration techniques, or experience at other mine sites, local inflation rates, and foreign exchange rates. Future changes to environmental laws and regulations could increase the extent of reclamation and rehabilitation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for reclamation and closure. The expected timing of expenditures can also change, for example, in response to changes in Mineral Reserve Estimate, production rates, or economic conditions. The Company's assumptions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate and changes in any of the aforementioned factors can result in a material change to the provision recognized by the Company.

14.  NON-IFRS FINANCIAL MEASURES

SilverCrest uses certain non-IFRS performance measures in this MD&A. Non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-IFRS financial measures - Average realized gold and silver price

Average realized gold and silver price per ounce is calculated by dividing the Company's gross revenue from gold or silver sales for the relevant period by the gold or silver ounces sold, respectively. The Company believes the measure is useful in understanding the metal prices realized by the Company throughout the period. Average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold and silver sales.

($ 000's, except per ounce amounts)		Q3, 2023	Q2, 2023	Q3, 2023 YTD
Revenues from financial statements		$ 63,828	$ 61,999	$ 183,810
Ag sales		(35,823)	(35,319)	(102,449)
Au sales	A	28,005	26,680	81,361
Au oz sold during the period	B	14,500	13,400	42,100
Average realized Au price per oz sold	A/B	$ 1,931	$ 1,991	$ 1,933

Revenues from financial statements		63,828	61,999	183,810
Au sales		(28,005)	(26,680)	(81,361)
Ag sales	A	35,823	35,319	102,449
Ag oz sold during the period	B	1,530,000	1,450,000	4,341,000
Average realized Ag price per oz sold	A/B	$ 23.41	$ 24.36	$ 23.60

Non-IFRS financial measure - Net free cash flow

Net free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS. SilverCrest calculates net free cash flow by deducting expenditures on mineral property, plant, and equipment from net cash provided by operating activities. Non-sustaining and growth capital activities are excluded. Net free cash flow is divided by the basic weighted average shares outstanding to get the net free cash flow per basic share. The Company believes that this measure provides valuable assistance to investors and analysts in evaluating the Company's ability to generate cash flow after capital investments and build the cash resources of the Company. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities. This differs from the Company's calculation as net cash used in investing activities is used in place of expenditures on mineral property, plant, and equipment. Net cash used in investing activities would include all cash inflows and outflows related to investing activities as per the consolidated statement of cash flows.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
QUARTER ENDED SEPTEMBER 30, 2023	TSX: SIL | NYSE American: SILV

Net free cash flow ($ 000's)		Q3, 2023	Q2, 2023(1)	Q3, 2023 YTD
Cash flow from operating activities		43,220	50,840	121,032
Sustaining capital expenditures		(9,836)	(10,103)	(25,120)
Net free cash flow at mine level	A	33,384	40,737	95,912
Weighted average shares outstanding - basic	B	146,776	147,231	147,067
Net free cash flow - basic per share	A/B	0.23	0.28	0.65

(1) The Q2, 2023 cash flow from operating activities figure was revised, as detailed below.

Sustaining capital expenditures ($ 000's)	Q3, 2023	Q2, 2023	Q3 2023 YTD
Expenditures on mineral property, plant, and equipment	(13,081)	(12,919)	(33,930)
Payment of lease liabilities	(11)	(28)	(82)
Non-sustaining and growth capital activities	3,256	2,844	8,892
Sustaining capital expenditures	(9,836)	(10,103)	(25,120)

Revision of the condensed consolidated interim statement of cash flows for the three and six months ended June 30, 2023

The Company identified an overstatement of unrealized foreign exchange loss error in the condensed consolidated interim statement of cash flows for the three and six months ended June 30, 2023, as originally filed. The impact of this error is as follows:

	Three months ended June 30, 2023			Six months ended June 30, 2023
	As previously reported	Effect of revision	As revised	As previously reported	Effect of revisions	As revised
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period	$23,702	$-	$23,702	$50,867	$-	$50,867
Adjustments for:
Foreign exchange loss, unrealized	15,572	(6,990)	8,582	13,943	(6,990)	6,953
Cash flow from operating activities before changes in non-cash working capital items	47,475	(6,990)	40,485	82,992	(6,990)	76,002
Changes in non-cash working capital items
Value-added taxes receivable	5,475	4,022	9,497	1,433	4,022	5,455
Net cash (used in) provided by operating activities	53,808	(2,968)	50,840	80,781	(2,968)	77,813
Effect of foreign exchange on cash and cash equivalents	(5,140)	2,968	(2,172)	(2,149)	2,968	819

Change in cash and cash equivalents, during the period	$7,648	$-	$7,648	$2,652	$-	$2,652

The statement of financial position as of June 30, 2023, including total cash and cash equivalents, and the statement of comprehensive income (loss) for the three and six months ended June 30, 2023, all remained the same as previously reported.

Non-IFRS financial measure - Net cash

SilverCrest calculates net cash by deducting debt from cash and cash equivalents as reported in the consolidated statements of financial position. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net cash is useful to evaluate its liquidity and capital resources.

Net Cash	September 30, 2023	June 30, 2023	December 31, 2022
	$ 000's	$ 000's	$ 000's
Cash and cash equivalents	69,979	53,413	50,761
Debt	-	-	(49,591)
Net cash	69,979	53,413	1,170

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
QUARTER ENDED SEPTEMBER 30, 2023	TSX: SIL | NYSE American: SILV

Non-IFRS financial measure - Treasury assets

SilverCrest calculates treasury assets as cash and cash equivalents plus bullion as reported in the consolidated statements of financial position. The Company believes that in addition to conventional measures prepared in accordance with IFRS, treasury assets are useful to evaluate its liquidity and capital resources.

Treasury assets	September 30, 2023	June 30, 2023	December 31, 2022
	$ 000's	$ 000's	$ 000's
Cash and cash equivalents	69,979	53,413	50,761
Bullion	11,731	5,634	-
Treasury Assets	81,710	59,047	50,761

Non-IFRS financial measure - Cash costs and cash costs per silver equivalent ounce sold

The Company uses cash costs per ounce of precious metals sold to monitor its operating performance internally. The most directly comparable measure prepared in accordance with IFRS is cost of sales. The Company believes this measure provides investors and analysts with useful information about its underlying cash costs of operations. The Company also believes it is a relevant metric used to understand its operating profitability and ability to generate cash flow. Cash costs are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS financial measures are similar to those reported by other mining companies. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS financial measures. Cash costs include production costs, refinery and transportation costs, and extraordinary mining duty. Cash costs excludes non-cash depreciation and depletion and site share-based compensation.

Cash costs per silver equivalent ounce sold is calculated by dividing cash costs by the silver equivalent ounces sold.

Non-IFRS financial measure - AISC and AISC per silver equivalent ounce sold

The Company defines AISC as the sum of total cash costs (as defined above); general and administrative expenses; share-based compensation; reclamation and closure provision depletion and accretion related to current operations; sustaining capital expenditures relating to current operations, including underground mine development and exploration and evaluation costs; and payments for leases. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of silver equivalent production from current operations, growth capital is excluded. Certain other cash expenditures, including tax payments and financing charges are also excluded. There are some slight differences in the way that Cash Costs and AISC were calculated in the Report compared to the Company's definitions as the Report looks at the standalone operation. The Report includes 7.5% mining royalty (treated as an income tax under IFRS) but excluded corporate and allocated general and administrative expenses and share-based compensation.

($ 000's, except per ounce amounts)	Q3, 2023	Q2, 2023	Q3 2023 YTD
Cost of sales from financial statements	$26,368	$23,706	$72,451
Less: depreciation and depletion	(6,322)	(4,990)	(15,356)
Less: changes in inventories	(1,662)	877	(1,691)
Less: corporate salaries and other expenses (including site share-based compensation)	(855)	(1,003)	(3,021)
Total cash costs	17,529	18,590	52,383
Add: sustaining capital expenditures	9,836	10,103	25,120
Add: reclamation and closure provision - depletion and accretion	132	225	556
Add: changes in inventories	1,662	(877)	1,691
Add: corporate general and administrative expenses (including share-based compensation)	2,808	2,894	9,222
Add: corporate salaries and other expenses (including share-based compensation)	855	1,003	3,021
Total all-in sustaining costs	$32,822	$31,938	$91,993

AgEq koz sold (79.51:1)	2,683	2,515	7,688
Total cash costs per oz sold	$6.53	$7.39	$6.81
All-in sustaining costs per oz sold	$12.23	$12.70	$11.97

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
QUARTER ENDED SEPTEMBER 30, 2023	TSX: SIL | NYSE American: SILV

15.  INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. Therefore, even those systems determined effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There have been no significant changes in the Company's internal control over financial reporting during the nine months ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.